October 3, 2016

VIA EDGAR SUBMISSION AND OVERNIGHT MAIL

Brian Cascio

Mail Stop 3030

Accounting Branch Chief

Office of Electronics and Machinery

Securities and Exchange Commission

Washington, D.C. 20549

RE:	CEVA, Inc.

Form 10-K for fiscal year ended December 31, 2015

Filed March 11, 2016

File No. 000-49842

Dear Mr. Cascio:

This letter is in response to your comment letter dated September 23, 2016 concerning the above-referenced filing by CEVA, Inc. (the “Company”). For your convenience, I have set forth the Staff’s comment below followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2015

General

1.	You state on page 7 that your licensee customers include OEMs like LG Electronics, Panasonic, Samsung and Sony. We are aware of publicly available information indicating that these companies operate in Sudan and/or Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through direct or indirect arrangements. You should describe any products, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

CEVA, Inc., 1174 Castro Street, Suite 210, Mountain View, CA 94040, USA

t:  +1 650 417 7900      f:  +1 650 417 7995      info@ceva-dsp.com      www.ceva-dsp.com

Response:

We acknowledge the Staff’s comment and advises that the Company has not during the past three fiscal years covered by the Form 10-K provided, do not currently provide, and have no future plans to provide, any services, products or technologies to Syria or Sudan, their governments, or entities they control. During the past three fiscal years, the Company has not entered into any agreements or arrangements with Syria or Sudan and has no future plans to enter into any such agreements or arrangements. Furthermore, the Company does not maintain any offices or other facilities in Syria or Sudan, has no employees in any of those countries, and has no assets or liabilities associated with activities in any of those countries.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

As noted in response #1 above, the Company has no contacts with Sudan and Syria.

3.	You state on page 30 that your DSPs power handsets of OEMs like Huawei and ZTE. We are aware of news articles reporting that Huawei is effectively banned from selling its telecommunications network equipment in the United States and that the Commerce Department is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Also, information published by the Commerce Department and reported by various news organizations indicates that ZTE has re-exported controlled items to sanctioned countries contrary to U.S. law, and that it planned and organized a scheme to establish, control and use a series of shell companies to re-export controlled items to Iran in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business with Huawei and ZTE.

CEVA, Inc., 1174 Castro Street, Suite 210, Mountain View, CA 94040, USA

t:  +1 650 417 7900      f:  +1 650 417 7995      info@ceva-dsp.com      www.ceva-dsp.com

Response:

We acknowledge the Staff’s comment and advise that our DSPs that power the handsets of Huawei and ZTE are based on technologies that are not applicable for telecommunications network equipment. Furthermore, there are no U.S. export licensing requirements applicable to Company’s technologies licensed to Huawei and ZTE. As a result, the Company does not believe its limited dealings with Huawei and ZTE have adverse reputational and other effects upon the Company. The Company is aware of the Commerce Department’s investigation of ZTE and would of course cease any transactions with ZTE in the event exports to such entity is prohibited under U.S. law.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 44

4.	We note the disclosures in Note 13 to your financial statements relating to undistributed foreign earnings. To help investors better understand your liquidity position, please revise this section in future filings to quantify the amount of cash and cash equivalents and investments held at foreign subsidiaries at each year end. Discuss whether such amounts are available for use in the U.S. without incurring U.S. income taxes and, if so, describe the strategies you currently undertake to make the amounts available.

Response: We acknowledge the staff’s comment and advise that the Company will provide the required disclosure in its future filings.

Item 8. Financial Statements and Supplementary Data

Note 13. Taxes on Income, page F-38

5.	We note that you have significant foreign operations and have not provided for U.S. Federal income taxes on the undistributed earnings of your international subsidiaries. Please revise future filings to disclose the amount of undistributed earnings for which you have not provided deferred taxes as of the most recent balance sheet date as required by ASC 740-30-50-2(b).

Response: We acknowledge the staff’s comment and advise that the Company will provide the disclosure required by ASC 740-30-50-2(b) in its future filings.

*    *    *    *

We acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (2) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to this filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CEVA, Inc., 1174 Castro Street, Suite 210, Mountain View, CA 94040, USA

t:  +1 650 417 7900      f:  +1 650 417 7995      info@ceva-dsp.com      www.ceva-dsp.com

Please direct any comments or inquiries regarding the foregoing to me at 011-972-9-961-3770 (telephone) or (408) 514-2995 (facsimile).

Very truly yours,

Yaniv Arieli
Chief Financial Officer

CEVA, Inc., 1174 Castro Street, Suite 210, Mountain View, CA 94040, USA

t:  +1 650 417 7900      f:  +1 650 417 7995      info@ceva-dsp.com      www.ceva-dsp.com